

U
SECURITIES AI
Washington, D.C. 20549

RECEIVED
2012 FEB 23 PM 2:18
SEC / TM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39969

02-022875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canterbury Consulting, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive, Suite 300
(No. and Street)

Newport Beach	Ca	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Newton 949-718-2257
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

2030 Main Street, Suite 1400	Irvine	Ca	92614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul M. Newton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canterbury Consulting Incorporated, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public


TERESA D. BATRES
Commission # 1805348
Notary Public - California
Orange County
My Comm. Expires Jul 2, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of stockholders' equity	4
Statement of cash flows	5
Notes to financial statements	6-12
SUPPLEMENTAL INFORMATION	
Schedule I - Computation of net capital pursuant to SEC Rule 15c3-1	13-14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5	15-16

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Canterbury Consulting Incorporated

We have audited the accompanying statement of financial condition of Canterbury Consulting Incorporated (the "Company") as of December 31, 2011, and the related statements of income, stockholders' equity, and cash flows for the year ended December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of Canterbury Consulting Incorporated as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Irvine, California
February 13, 2012

CANTERBURY CONSULTING INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	666,708
Receivables from clearing organizations		32,091
Customer and other receivables		2,514,261
Due from stockholder		33,285
Prepaid expenses		121,739
Deposits		202,247
Property and equipment, net		316,751
Total assets	$	3,887,082

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	136,671
Accrued payroll and payroll taxes		1,158,022
Capital lease obligations		153,584
Notes payable		35,839
Total liabilities		1,484,116
Stockholders' equity		
Class A voting common stock; no par value; 500,000 shares authorized; 175,723 shares issued and outstanding		1,143,401
Retained earnings		1,259,565
Total stockholders' equity		2,402,966
Total liabilities and stockholders' equity	$	3,887,082

See accompanying notes.

CANTERBURY CONSULTING INCORPORATED
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2011

REVENUES	
Commissions on securities transactions	$ 1,976,761
Consulting fee income	9,836,820
Other fees and income	223,790
Total revenues	12,037,371
EXPENSES	
Employee compensation and benefits	8,704,785
General and administrative	1,905,700
Floor brokerage and clearance fees	224,687
Communications	456,655
Occupancy	559,750
Interest	28,433
Total expenses	11,880,010
INCOME BEFORE INCOME TAX PROVISION	157,361
PROVISION FOR INCOME TAX	800
NET INCOME	$ 156,561

See accompanying notes.

CANTERBURY CONSULTING INCORPORATED
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

	Common Stock				
	Shares Outstanding	Common Stock	Notes Receivable for Stock	Retained Earnings	Total
BALANCE, January 1, 2011	175,723	$ 1,143,401	$ (9,877)	$ 1,168,204	$ 2,301,728
Net income	-	-	-	156,561	156,561
Distributions	-	-	-	(65,200)	(65,200)
Payments on notes receivable for stock purchases	-	-	9,877	-	9,877
BALANCE, December 31, 2011	175,723	$ 1,143,401	$ -	$ 1,259,565	$ 2,402,966

See accompanying notes.

CANTERBURY CONSULTING INCORPORATED
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	156,561
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		168,357
Loss on disposal of fixed assets		24,675
Changes in operating assets and liabilities		
Receivables from clearing organizations		44,358
Customer and other receivables		(7,340)
Due from stockholder		16,715
Prepaid expenses		2,160
Deposits		(26,279)
Accounts payable and accrued expenses		(26,309)
Accrued payroll and payroll taxes		25,947
Net cash provided by operating activities		378,845
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property and equipment		(95,609)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal repayments on notes payable		(49,959)
Principal repayments on capital lease obligations		(90,890)
Distributions to stockholders		(65,200)
Payments received for stockholders' notes		9,877
Net cash used in financing activities		(196,172)
INCREASE IN CASH AND CASH EQUIVALENTS		87,064
CASH AND CASH EQUIVALENTS - beginning of year		579,644
CASH AND CASH EQUIVALENTS - end of year	$	666,708

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Income taxes paid during the year	$	800
Interest paid during the year	$	28,433

NONCASH FINANCING AND INVESTING ACTIVITY

Equipment acquired through capital lease	$	101,895

See accompanying notes.

Note 1 - Nature of Business

Canterbury Consulting Incorporated (the "Company"), was incorporated in June 1988 under the laws of the state of California under the name of Flint, Krueger, Beimfohr & Cluck, Incorporated. The Company is an independent investment consulting firm that provides investment advice to institutional clients and high net worth individuals. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer in over thirty states. The Company is also a registered investment advisor under the Investment Company Act of 1940, as amended, and a member of the Securities Investors Protection Corporation ("SIPC").

All transactions on behalf of customers are cleared on a fully disclosed basis with a clearing broker.

Note 2 - Summary of Significant Accounting Policies

Cash and cash equivalents - Cash and cash equivalents generally consist of balances on deposit in banks and other financial institutions and short-term investments that have a maturity of ninety days or less. As of December 31, 2011, and at various times throughout the year then ended, the Company had cash on deposit in banks in excess of Federal Deposit Insurance Corporation insurance limits. The Company considers all highly liquid investments purchased with an original maturity date of ninety days or less to be cash equivalents. As of December 31, 2011, the Company had no short term investments.

Accounts receivable - Accounts receivable, including amounts due from the clearing organization and the Company's customers, are stated at the amount that management expects to collect. No allowance is recorded as no material losses are expected.

Property and equipment - Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Upon disposal of property and equipment, the Company records a gain or loss based upon the difference between the proceeds received and the net book value of the asset disposed.

Revenue recognition - Commissions on securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Consulting fee income arising from investment advisory services is recognized as the services are performed pursuant to contracts and customer arrangements. Other fees and income are recognized as received, which primarily include mutual fund income.

Note 2 - Summary of Significant Accounting Policies (continued)

Income taxes - Effective July 1, 2004, the Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code for federal and state purposes. Under these provisions, the Company does not pay corporate income taxes on its taxable income. However, the Company is subject to a 1.5% California franchise tax. In addition, the stockholders are liable for individual federal and state income taxes on the Company's taxable income. The Company may distribute funds necessary to satisfy the stockholders' estimated personal income tax liabilities. The provision for income tax in the current period consists entirely of the California franchise tax.

Uncertain tax positions - FASB Accounting Standards Codification ("ASC") 740-10, relating to accounting for uncertain tax positions, prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any entity-level uncertain tax positions.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivatives and hedging - The Company does not engage in derivatives or hedging activities.

Fair value of financial instruments - The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities are carried at cost, which approximates fair value, due to the relatively short maturity of these instruments. As of December 31, 2011, the Company's notes payable have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.

Concentration of credit risk - The Company currently maintains substantially all of its cash with certain major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. The Company's customer receivables are due from customers throughout the United States and collateral is not required. Historically, the Company's credit-related losses have been insignificant.

Subsequent events - Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued.

Note 2 - Summary of Significant Accounting Policies (continued)

The Company has evaluated subsequent events through February 13, 2012, which is the date the date the financial statements were available to be issued.

Note 3 - Clearing Agreements and Commissions Receivable

On June 1, 2001, the Company entered into a clearing agreement with First Clearing Corporation ("First Clearing"), whereby First Clearing acts as a clearing broker providing various services on behalf of the Company's customers. These services include execution of orders, preparation of confirmations and reports of activity, settlement of contracts and transactions in securities, all cashiering functions, and constructing and maintaining all prescribed books and records. The Company has agreed to indemnify this clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company.

The Guarantees topic of the ASC (ASC 460), requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee. The maximum amount of potential indemnification is unlimited; however, in connection with this clearing agreement, the Company is required to: (i) maintain a minimum interest bearing security deposit of $100,000 with First Clearing, which is included in deposits at December 31, 2011, and (ii) maintain blanket brokers indemnity bond insurance of at least 120% of its required minimum net capital. At December 31, 2011, the Company has $1,000,000 of blanket brokers' bond insurance in effect. This insurance limits the Company's exposure and may enable it to recover a portion of any future amounts paid. The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations as of December 31, 2011.

On a monthly basis, First Clearing remits commissions earned by the Company on securities transactions with customers net of charges for floor brokerage and clearance fees. At December 31, 2011, amounts held by and receivable from First Clearing totaled $32,091.

Note 4 - Property and Equipment

Property and equipment consists of the following as of December 31, 2011:

Furniture and equipment	$	740,255
Leasehold improvements		48,859
Computer equipment and software		572,797
		1,361,911
Less accumulated depreciation and amortization		(1,045,160)
	$	316,751

Depreciation and amortization expense totaled $168,357 for year ended December 31, 2011. At December 31, 2011, the gross amount of leased assets included in property and equipment is $340,641 with related accumulated amortization of $202,302.

Note 5 - Capital Lease Obligations

The Company leases certain equipment under capital leases. The leases are non-recourse and lease payments are based on the fair market value of acquired assets plus interest over the original lease terms of three to five year periods. The Company is also responsible for the cost of repairs, insurance, and property taxes.

Future minimum payments for assets under capital leases as of December 31, 2011 are as follows:

Year Ending December 31:		
2012	$	87,221
2013		30,822
2014		25,721
2015		25,721
2016		7,359
		176,844
Amount representing interest		(23,260)
	$	153,584

Note 6 - Commitments and Contingencies

Leases - The Company leases its principal office space in Newport Beach, California under a non-cancelable operating lease agreement. The agreement was amended in September 2011. The amended lease commences in February 2012 and expires in January 2019. The minimum commitment under the amended lease approximates $39,600 per month, with annual increases, through its expiration. The Company recognizes such lease expense on a straight-line basis. The Company also leases additional office space in Seattle, Washington under a non-cancelable operating lease of approximately $7,500 per month that expires in September 2015. The commitment under the additional office space lease escalates on the anniversary of the lease agreement. The Company is responsible for executory costs such as property taxes and common area operating costs under both of these operating leases. Net rental expense for the year ended December 31, 2011 was $559,750, which is included in Occupancy expenses in the Statement of Income.

Future minimum rental payments required under these operating leases as of December 31, 2011, are as follows:

Year Ending December 31:		
2012	$	571,000
2013		588,000
2014		610,000
2015		606,000
2016		555,000
Thereafter		1,227,000
	$	4,157,000

The Company sub-leased a portion of its office space to two tenants under month-to-month leases during the year ended December 31, 2011. Monthly rent totaled $3,627 for the two tenants as of December 31, 2011. Rental income received from the tenants for the year ended December 31, 2011, totaled approximately $43,200, which offsets occupancy expense.

Other - The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

Note 7 - Notes Payable

The Company has entered into promissory notes relating to the repurchase of Company common stock from former employees. The notes have four-year maturities payable in four equal annual installments through October 2012. Interest on unpaid principal accrues at the rate of 5.00% per annum.

Note 8 - Profit Sharing Plan

The Company has a defined contribution profit sharing plan (the "Plan") where eligible employees can make voluntary salary deferral contributions. The Plan conforms to the requirements of Internal Revenue Code Section 401(k) and covers substantially all employees of the Company. Employees are eligible for participation in the Plan the first day of the month following 30 days of employment. Employer contributions are discretionary up to a maximum amount allowed by law. For certain Plan years, the Company may elect to make a Qualified Matching Contribution to satisfy certain non-discrimination tests required by the IRS. This contribution may or may not be made for all participants. If a contribution is made on behalf of a participant, it will be 100% vested at all times. For the year ended December 31, 2011, the Company contributed $417,592 to the Plan.

Note 9 - Reserve Requirement

The Company does not hold funds or securities for customers; accordingly it is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Paragraph (k) (2) (ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities. The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d (2) of the Commodity Exchange Act is not applicable.

Note 10 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

At December 31, 2011, the Company had net capital of $442,291, which was $342,291 in excess of its required minimum net capital of $100,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2011, was 3.17 to 1.

Note 11 - Related-Party Receivables

Notes receivable from stockholders - The Company has entered into promissory notes with stockholders relating to the purchase of Company stock pursuant to the terms of the Amended and Restated Stockholders' Agreement. The notes have four-year maturities payable in four equal annual installments. Interest on the unpaid principal accrues at the rate of 8.25% per annum. The remaining principal on the stockholders notes was paid in full during 2011 and there was no amount outstanding as of December 31, 2011.

During 2010, the Company entered into a promissory note with a stockholder for $150,000. Interest on the unpaid principal accrues at an annualized rate of 0.53%. The outstanding principal balance on the note as of December 31, 2011, of $33,285 was paid in full in January 2012.

SUPPLEMENTAL INFORMATION

CANTERBURY CONSULTING INCORPORATED
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL

NET CAPITAL		
Total stockholders' equity		$ 2,402,966
Deductions and/or charges		
Nonallowable assets:		
Prepaid expenses	$ 121,739	
Deposits	84,022	
Property and equipment, net	316,751	
Customer and other receivables	1,522,145	2,044,657
Other additions and/or allowable credits (long-term portion of capital leases)		
Long-term portion of capital leases		$ 83,982
Net capital before haircuts on securities positions		442,291
Haircuts on securities positions:		
Trading and investment securities		
Undue concentration		-
Net capital		$ 442,291

COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Total liabilities	$ 1,484,116
Less: Non-recourse capital lease obligations	(83,982)
Total aggregate indebtedness	$ 1,400,134

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital required	$ 100,000
Minimum net capital required (ratio 15 to 1)	$ 93,342
Minimum net capital required	$ 100,000
Excess net capital	$ 342,291
Excess net capital over 120% of minimum net capital required	$ 322,291
Ratio: Aggregate indebtedness to net capital	3.17

CANTERBURY CONSULTING INCORPORATED
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 (Continued)
DECEMBER 31, 2011

RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II FORM X-17A-5 AS OF DECEMBER 31, 2011

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$	442,289
Immaterial rounding differences		2
	$	442,291

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Canterbury Consulting Incorporated

In planning and performing our audit of the financial statements and supplemental schedule of Canterbury Consulting Incorporated (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MOSS-ADAMS LLP

To the Board of Directors
Canterbury Consulting Incorporated
(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Irvine, California
February 13, 2012

CANTERBURY CONSULTING, INCORPORATED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2011

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Canterbury Consulting, Incorporated

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Canterbury Consulting, Incorporated (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared listed assessment payments in Form SIPC-7, as summarized in Exhibit I to this report, with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.

2. Compared amounts reported on Company's annual filing of audited financial statements for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011, noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7, noting no differences.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

MOSS-ADAMS LLP

To the Board of Directors
Canterbury Consulting, Incorporated

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Irvine, CA
February 13, 2012

CANTERBURY CONSULTING, INCORPORATED
SCHEDULE OF ASSESSMENT PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION FOR THE PERIOD FROM JANUARY 1, 2011 TO DECEMBER 31, 2011

Date Paid	Amount Paid
July 22, 2011	$13,105.28
January 24, 2012	$14,385.04
	$27,490.32